July 12, 2011

Via Fax & Email

Securities and Exchange Commission
Washington, DC  20546

Re:	Nevada Gold & Casinos, Inc
Form 10-K for fiscal year ended April 30, 2010
Filed July 29, 2010
File No. 001-15517
Attn:  Linda Cvrkel

Dear Ms. Cvrkel:

Below are our responses to your comment letter dated April 1, 2011.  In summary, we agree to file a Form 8-K/A to include the name and signature of the independent auditor after the SEC comments are satisfied.  No changes are required to be made to the previously filed Form 10-K or Form 10-Q.

Please feel free to contact me at (713) 621-2245 if you have any questions.

Form 10-K for the Year Ended April 30, 2010
Notes to the Financial Statements

SEC Comment:
Note 5. Notes and BVO Receivable

1.	Notes Receivable – Development Projects, page 40

We note from your response to our prior comment five that based on discussions with the person personally guaranteeing a portion of the advanced amount that the project is progressing and he anticipates repayment of the net amount due to the Company by the due date. Please tell us and disclose in the notes to the financial statements in future filings, the due date of this receivable. Also, please tell us whether you have independently verified the financial viability of the project in any manner and explain in further detail how you are comfortable that the project is progressing.

Response:

The Company will include the due date of December 31, 2014 in all future filings.  In July 2011, we were informed by the person personally guaranteeing the note that the project is progressing and he anticipates repayment of the net amount due us by the December 31, 2014 due date.  A top ten investment banking firm is working with the developer to raise equity.  We have had independent conversations with the investment bank who has expressed confidence that the funds necessary to complete the project will be raised.  Management of Nevada Gold have previously worked with the investment banking firm and believe the project is likely to be completed and the note will be collected.

SEC Comment:
Note 7. Acquisition, page 41

2.
We note from your response to our prior comment seven that goodwill is defined in ASC 805 as the future economic benefits of other assets acquired in a business combination that are not individually identified and separately recognized. However, we would like you to tell us, and disclose in future filings, why there was a purchase price in this specific acquisition that resulted in goodwill. For example, tell us the reason why goodwill resulted from the purchase price allocation, such as expected synergies from combining operations of the acquiree and the Company, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-10-50-2.

Response:

The goodwill is attributable to the synergies expected to arise from combining the operations of the six acquired casinos with the Company’s three other Washington owned  properties, as well as other intangible assets that do not qualify for separate recognition.  We will include this comment in future filings.

Form 8-K filed September 15, 2010

SEC Comment:

3.
We note from your response to our prior comment 13 that you will file a Form 8-K/A to include the name and electronic signature of the auditor on the independent auditor’s report. Please file this report as soon as possible.

Response:

We plan to file the 8-K/A upon the completion and clearing of the SEC Comment correspondence.

SEC Comment:

4.
We note from your response to our prior comment 14 that you have responded with the details of the significance test performed on your acquisition of Gaming Consultants, Inc. In regards to your income test, we note that you use the combined operating income of the Silver Dollar Casinos for 12 month period ended April 30, 2010 in the numerator of your calculation. Please note that the numerator in this significance test should represent the income (loss) before income taxes, extraordinary items, and cumulative effect of change in accounting principle of the acquired business as reported in the most recent annual financial statements, which in this case would be December 31, 2009. Please re-asses the significance of your income test using amounts from the audited annual financial statements of Gaming Consultants and provide us the results of the test. If the revised income test results in a significance greater than 40%, please provide the applicable audited financial statements (i.e. two years of audited financial statements) in your amended Form 8-K. Any exception requests to the requirements of Rule 8-04 of Regulation S-X must be made directly to the Division of Corporation Finance Office of Chief Accountant. Additionally, please include the most recent unaudited interim financial statements (prior to the acquisition) for Gaming Consultants, Inc. in your amended Form 8-K as you have agreed to do in your response.

Response:

Please see the revised significance test below, segregated into two parts; December 31, 2009 and April 30, 2010:

Nevada Gold & Casinos, Inc.
Significance Test with regards to the Acquisition of the Silver Dollar Casinos
As of April 30, 2010

	Nevada Gold & Casinos		Silver Dollar Casinos		Significance

Asset test:	$42,471,219	(1)	$4,003,155	(3)	9.43%

Investment test:	$42,471,219	(1)	$11,070,000	(4)	26.06%

Income test:	$7,544,103	(2)	$1,551,657	(5)	20.57%

4/30/2010	$(7,544,103)
4/30/2009	$(6,167,361)
4/27/2008	$31,771,438
4/29/2006	$(7,192,226)
4/28/2006	$538,112

avg excluding loss years	$6,461,910	(6)	$1,551,657		24.01%

Notes:	(1)	Represents total assets of Nevada Gold as reported on Form 10K as of 4/30/2010
	(2)	Represents absolute value of net loss before income taxes of Nevada Gold as reported on Form 10K for the year ended 4/30/2010
	(3)	Represents combined total assets of the acquired Silver Dollar Casinos as of 04/30/2010
	(4)	Consideration paid consisting of cash of $6 million and seller note of $5.07 million
	(5)	Represents combined operating income of the acquired Silver Dollar Casinos for the 12 month period ended 04/30/2010
	(6)	Not to be used when current year is a loss year

Nevada Gold & Casinos, Inc.
Significance Test with regards to the Acquisition of the Silver Dollar Casinos
As of December 31, 2009

	Nevada Gold & Casinos		Silver Dollar Casinos		Significance

Asset test:	$42,471,219	(1)	$7,170,857	(3)	16.88%

Investment test:	$42,471,219	(1)	$11,070,000	(4)	26.06%

Income test:	$7,544,103	(2)	$4,106,024	(5)	54.43%

4/30/2010	$(7,544,103)		$(4,106,024)
4/30/2009	$(6,167,361)
4/27/2008	$31,771,438
4/29/2006	$(7,192,226)
4/28/2006	$538,112

avg excluding loss years	$6,461,910	(6)	$-	(6)	0.00%

Notes:	(1)	Represents total assets of Nevada Gold as reported on Form 10K as of 4/30/2010
	(2)	Represents absolute value of net loss before income taxes of Nevada Gold as as reported on Form 10K for the year ended 4/30/2010
	(3)	Represents combined total assets of the acquired Silver Dollar Casinos as of 12/31/2009
	(4)	Consideration paid consisting of cash of $6 million and seller note of $5.07 million
	(5)	Represents absolute value of the combined loss before income taxes of the acquired Silver Dollar Casinos for the 12 month period ended 12/31/2009
	(6)	Not to be used when current year is a loss year

The results of the income test for the year ended December 31, 2009 indicates that two years of audited statements should be filed. We will request a waiver as we are unable to obtain two years audited financials for the revised form 8-K/A.

SEC Comment:
Pro Forma Financial Statements as of the Fiscal Year April 30, 2010

5.
We note from your response to our prior comment 15 that the audited financial statements of Gaming Consultants, Inc. and Affiliates include the financial position and results of operations of three casinos not acquired by Nevada Gold & Casinos, Inc. Please note that audited financial statements should be provided for only the acquired business and should exclude the continuing operations retained by the larger entity. Please revise your Form 8-K to include the financial statements required by Rule 8-04 that reflect only the casinos acquired. Any exceptions to this rule such as for the substitution of abbreviated financial information in lieu of full financial statements or “carve-out” financial statements should be directed to CF-OCA prior to filing. Your pro forma financial statements should also be revised to be based on the appropriate financial statements of the acquired casinos.

Additionally, as previously requested your pro forma financial statements should include a detailed note which explains how the amounts for the twelve months ended April 30, 2010 were calculated or determined.

Response:

We have obtained a copy of the 2008 audited financials of WGI, Inc, owner of the assets as of December 31, 2008.  However, we have been told verbally, and we have requested this in written form, that WGI will not give us permission to use their audited financials.

As a result, we will request a waiver from the Office of Chief Accountant to allow the Company to only use one year of audited financials.  Upon receipt of the waiver, we will file the revised 8-K/A explaining how the April 30, 2010 financials were calculated.

Form 10-Q for the Quarter Ended January 31, 2011

SEC Comment:
Note 17. Pro Forma Financials

6.
We note from the disclosure included in Note 17 that the Company has provided pro forma financial information for the nine month period ended January 31, 2011 giving effect to the acquisition of certain casinos from Gaming Consultants Inc. and Affiliates during the nine month period ended January 31, 2011. In future filings, please revise to also include pro forma financial information for the comparable interim period of the prior fiscal year giving effect to the acquisition as if it had occurred at the beginning of such period. Refer to the guidance outlined in Rule 8-03(4) of Regulation S-X.

Response:

We will include in future filings comparable interim periods of the prior fiscal year.

SEC Comment:
Item 4. Controls and Procedures

7.
We note your disclosure that “as a result of our evaluation, the Company concluded that our disclosure controls and procedures were effective as of January 31, 2011.” Please note that the conclusion as to the effectiveness of disclosure controls and procedures must be that of the principal executive and principal financial officers (as opposed to that of the Company). Please confirm to us that the principal executive and principal financial officers have concluded that disclosure controls and procedures are effective as of January 31, 2011 and revised your disclosure accordingly in future filings.

Response:

The Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2011.

We will revise future filings to say  ‘As a result of our evaluation, the Company management, including the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of ’.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy in the disclosure of the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James J. Kohn Chief Financial Officer Nevada Gold and Casinos, Inc.